                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the Month of February, 2002

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X       Form 40-F
             --------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X
     -----        -----

On February 6, 2002, AltaRex Corp. (the "Company") announced new clinical results from its ongoing analysis of its OvaRex(R) phase IIb trial in metastatic ovarian cancer. The full text of the press release issued in connection with the announcement is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.


                                INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------

99.1 Press Release Regarding OvaRex(R) Phase IIb Clinical Results, dated February 6, 2002.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALTAREX CORP.

                                        By: /s/ Edward M. Fitzgerald
                                           -------------------------------------

                                        Name:   Edward M. Fitzgerald


                                        Title:  Senior Vice President and
                                                Chief Financial Officer

                                        Date:   February 7, 2002